AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

1.1          DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim financial statements (“Interim Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the three and six months ended September 30, 2014, and the Company’s audited financial statements for the year ended March 31, 2014 and related MD&A, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of November 24, 2014.

Cautionary Note to Investors Concerning Forward-looking Statements

This presentation includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2          OVERVIEW

Amarc is a British Columbia-based mineral exploration and development company with an experienced and successful management team that is focused on advancing the IKE Project, a major porphyry copper discovery located in the heartland of BC’s copper mining industry.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

LOCATION OF THE COMPANY'S IKE PROJECT

Amarc has made a significant copper-molybdenum-silver discovery at its IKE project located in the heartland of the province’s copper mining industry. The nine discovery drill holes intersected chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east-west by 600 metres north-south and to a depth of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth. The discovery holes and post-drilling geological, geochemical and geophysical surveys completed outwards from the drilled area indicate that the IKE porphyry system has the potential for important-scale resource volumes. Amarc has secured additional mineral claims in the IKE area to cover other compelling deposit targets and potential infrastructure sites.

Amarc can acquire a 100% ownership interest in IKE. A comprehensive corporate and technical business plan is being implemented to efficiently move IKE forward.

Amarc is committed to meaningful engagement and building long-term relationships with all communities in the IKE Project area, including mutually beneficial partnerships with Aboriginal groups. A comprehensive engagement plan is in place that is consistent with the current level of exploration activity. The company continues to build on positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

The IKE Property

Amarc has the right to acquire a 100% interest in the IKE property, which is located approximately 40 kilometres northwest of Gold Bridge, in a region characterized by broad U-shaped valleys.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 metres intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 metres of 0.46% copper equivalent (CuEQ)1 comprising 0.29% Cu and 0.043% Mo; 182 metres of 0.42% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Assay results received from an initial nine hole (5,400 metre) diamond drill program completed by Amarc, have confirmed the presence of an important porphyry-style deposit. The nine discovery drill holes intersected chalcopyrite and molybdenite mineralization from surface and over a broad area, measuring 1,200 metres east-west by 600 metres north-south and to depths of approximately 500 metres. Mineralization at IKE remains open in all lateral directions and to depth. These holes and post-drilling geological, geochemical and geophysical surveys completed outwards from the drilled area indicate that the IKE porphyry system has the potential for important-scale resource volumes. The Company is planning an expanded drill program at IKE in 2015, with the goal of fully delineating the copper-molybdenum-silver deposit.

Amarc has secured additional mineral claims in the IKE area to cover other compelling deposit targets as well as potential infrastructure sites. A comprehensive corporate and technical business plan is being implemented to efficiently move IKE forward.

Highlights from the nine hole discovery drill program include:

  247 metres of 0.42% CuEQ @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag

  234 metres of 0.43% CuEQ @ 0.26% Cu, 0.040% Mo and 1.7 g/t Ag

  92 metres of 0.41% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag

  194 metres of 0.49% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag

  308 metres of 0.41% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag

  97 metres of 0.46% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag

Results from Amarc’s nine discovery drill holes are summarized in the Table of Assay Results below. A drill plan and other information are posted on Amarc’s website.

____________________________________________
1 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$ 12.00/lb and Ag US$ 20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

IKE DISCOVERY -- TABLE OF ASSAY RESULTS

Drill Hole ID	Dip (°)	Azim (°)	EOH (m)	Incl.	From (m)	To (m)	Int.2,3 (m)	CuEQ¹ (%)	Cu (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2	incl. incl. incl. incl.	55.0 242.0 242.0 284.6 372.9 404.1 528.0	213.7 489.0 275.0 362.5 395.2 489.0 634.6	158.7 247.0 33.0 77.9 22.3 84.9 106.6	0.38 0.42 0.43 0.44 0.45 0.50 0.28	0.27 0.28 0.35 0.31 0.25 0.30 0.23	0.020 0.030 0.011 0.027 0.045 0.045 0.009	2.5 2.0 4.1 2.0 1.7 1.7 1.9
IK14002	-45	100	551.1	incl. and and	57.3 206.0 206.0 206.0 368.5 521.7	180.1 494.6 440.0 364.0 440.0 551.1	122.8 288.6 234.0 158.0 71.5 29.4	0.41 0.40 0.43 0.45 0.41 0.45	0.32 0.24 0.26 0.26 0.27 0.15	0.017 0.038 0.040 0.046 0.031 0.076	2.5 1.6 1.7 1.7 1.7 0.6
IK14003	-60	180	419.4		10.2 282.0	102.0 365.0	91.8 83.0	0.41 0.20	0.31 0.08	0.020 0.029	2.1 0.7
IK14004	-50	90	388.6		128.0	189.0	61.0	0.29	0.13	0.036	0.9
IK14005	-60	0	772.7	incl.	32.0 269.4 269.4 602.9	80.0 552.3 463.2 616.1	48.0 282.9 193.8 13.2	0.27 0.44 0.49 0.33	0.23 0.29 0.30 0.29	0.007 0.038 0.046 0.009	1.4 0.7 0.8 0.6
IK14006	-45	90	681.8	incl. and and and incl.	9.0 124.0 124.0 124.0 216.4 381.9 441.9 671.0	75.0 574.3 432.2 207.8 258.0 432.2 490.0 681.8	66.0 450.3 308.2 83.8 41.6 50.4 48.1 10.8	0.25 0.37 0.41 0.43 0.43 0.72 0.46 0.33	0.21 0.24 0.26 0.31 0.30 0.35 0.27 0.28	0.008 0.028 0.032 0.026 0.024 0.088 0.044 0.007	1.3 1.7 1.8 2.2 2.8 1.8 1.8 2.0
IK14007	-60	90	688.5		7.9 139.5 223.0 304.0	24.9 167.0 274.0 411.9	17.0 27.5 51.0 107.9	0.31 0.27 0.24 0.24	0.22 0.06 0.05 0.12	0.020 0.051 0.048 0.030	1.1 0.5 0.5 0.7
IK14008	-45	90	788.8	incl. incl. incl.	135.4 233.0 278.1 287.7 418.7 484.0 605.0	168.0 258.5 567.0 384.3 462.8 564.0 648.0	32.6 25.5 288.9 96.6 44.0 80.0 43.0	0.30 0.34 0.37 0.46 0.38 0.38 0.25	0.24 0.23 0.27 0.32 0.31 0.30 0.20	0.009 0.023 0.022 0.030 0.015 0.018 0.012	2.0 1.5 1.6 2.2 1.8 1.6 1.0
IK14009	-45	270	376.1	incl.	10.5 10.5	200.0 98.0	189.5 87.5	0.24 0.29	0.16 0.20	0.018 0.019	1.1 1.4

1	Copper equivalent (CuEQ) calculations use metal prices of: Cu US$3.00/lb, Mo US$12.00/lb and Ag US$20.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
2	Widths reported are drill widths, such that the thicknesses are unknown.
3	All assay intervals represent length weighted averages.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. The footprint of the hydrothermal system at IKE is approximately six square kilometres. More recent site exploration conducted following the 2014 discovery drilling program includes a new, high resolution airborne magnetic survey, a copper and multi-element in talus fines geochemical survey and a detailed Induced Polarization (“IP”) ground geophysical survey. These surveys indicate exciting expansion potential beyond the immediate area of the IKE discovery drilling (see www.amarcresources.com). For example, numerous talus fines samples collected up to 800 metres southwest and 600 metres southeast of the area drilled assayed 1,000 to 3,800 ppm copper (0.10% to 0.38% Cu). Furthermore, the IP survey, which covered only a portion of the hydrothermal system outlined two coalescing porphyry mineralizing systems measuring approximately 800 metres north-south and 2,250 metres east-west. This porphyry-style mineralization remains open to expansion to the south and north, and is largely co-incident with major magnetic low features. These features indicate the presence of well-defined, broad scale magnetite destruction zones that are important targets for additional drilling.

Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. A possible geological analogue to guide further drilling activity at IKE is BC’s Highland Valley porphyry copper-molybdenum deposit; it has a similar geological setting within the interior of a felsic batholith, as well as comparable metal assemblage and grades. The regional structural setting at IKE also includes major northwest-trending structures and dykes, which were active in the Tertiary period during formation of the IKE deposit. This overall setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

IKE has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at active BC porphyry copper (± molybdenum ± gold ± silver) mines. For example, Mt. Milligan has proven and probable reserves of 478 million tonnes at 0.20% copper and 0.39 g/t Au for a CuEQ grade of 0.44%, and Highland Valley has proven and probable mineral reserves of 663 million tonnes at 0.29% copper and 0.008% molybdenum for a CuEQ of 0.32% (see websites of Thompson Creek Metals Company Inc. and Teck Resources Limited, respectively).

At IKE, chalcopyrite and molybdenite were precipitated during at least three stages of hydrothermal activity. The mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses returned consistently low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest that there is potential to produce, clean good-grade copper and molybdenum concentrates by standard flotation processing.

Amarc is committed to meaningful engagement and building long-term relationships with all communities in the IKE Project area, including mutually beneficial partnerships with Aboriginal groups. A comprehensive engagement plan is in place that is consistent with the current level of exploration activity. The company continues to build on positive relationships with regulators, supporting government’s consultation duties to assist with timely and fair regulatory decision-making.

IKE Property Agreement

In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2,000,000 less any amount of royalty already paid (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2,000,000.

As a result of the foregoing, Amarc now has a right to acquire a 100% ownership interest in the IKE property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000, issuing 100,000 shares, and by incurring approximately $1,860,000 in exploration expenditures on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2,000,000 ($1,000,000 of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the remaining half of the royalty (1%) for $2,000,000 ($1,000,000 of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Optionors annually commencing December 31, 2015.

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors of the property.

The IKE District Properties – Galore and Granite

Amarc has rights to acquire a 70% and a 100% ownership interest in the Galore and Granite properties, respectively, which are located in the underexplored IKE district. Given the compelling exploration results from historical programs throughout the district and the common tendency of porphyry deposits to form in clusters the Company’s technical team believes these properties also have potential to host bulk-tonnage porphyry copper mineralization. The Company’s technical team is currently in the process of compiling all historical data from these properties to define and prioritize targets for field follow up.

Galore Property Agreement

In August 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3,000,000 in exploration expenditures within five years ($1,500,000 of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2,000,000 in exploration expenditures within two years. Upon exercise of the initial or additional option, Galore Resources and Amarc have agreed to form either a 51:49 or a 70:30 joint venture, as the case may be. The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased at any time until December 31, 2024 for $400,000 less, any amount of the net profits interest royalty already paid.

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000. Great Quest holds a 2% NSR royalty on the property which can be purchased for $2,000,000, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to partner them out to further advance exploration.

The Blackwater District Properties – Galileo, Hubble, Franklin and Darwin

Amarc owns a 100% interest in the Galileo, Hubble, Franklin and Darwin properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

The Galileo, Hubble, Franklin and Darwin properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc's Blackwater district properties lie approximately 135 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc is actively working to engage constructively with First Nations and regulators in the area of its permits.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, and Snowfields deposits.

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR, which royalty may be purchased by Amarc for $2,000,000 at any time. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Market Trends

Copper prices have been volatile over the last five years trading as low as US$2.73/lb in 2010 and as high as US$4.63/lb in 2011. Since reaching a high in 2011, copper prices have been on the decline with prices trading within the US$3.00/lb to US$4.00/lb range. The average price of copper over the last five years was approximately US$3.52/lb.

In response to the global economic uncertainty that began in mid-2008, gold prices increased in 2009 and generally continued to do so until August 2011, where prices reached as high as $1,912/oz. From August 2011 to September 2012, gold prices traded within a range of approximately US$1,500/oz and US$1,900/oz. Since then, gold prices have declined, with prices reaching as low as US$1,130/oz during 2014. The average price of gold over the last five years was approximately US$1,430/oz.

Silver prices increased significantly from September 2010 to April 2011 as prices reached a high of US$49.52/oz. Since then, silver prices have declined, with prices reaching as low as US$15.04/oz during 2014. The average price of silver over the last five years was approximately US$26.17/oz.

Average annual prices for copper, gold and silver are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Gold	Silver
2010	3.42/lb	1,228/oz	20.19/oz
2011	4.00/lb	1,572/oz	35.12/oz
2012	3.61/lb	1,670/oz	31.17/oz
2013	3.34/lb	1,397/oz	23.82/oz
2014 (to the date of this MD&A)	3.15/lb	1,274/oz	19.49/oz

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

1.4        SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

Summary of Quarterly Results
	Fiscal Quarter Ended
	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
($ 000’s)	2014	2014	2014	2013	2013	2013	2013	2012
Exploration and evaluation (i)	$2,172	$187	$130	$291	$330	$343	$2,592	$760
Administration	398	288	387	271	311	337	401	425
Share-based payments	–	–	–	–	49	54	58	55
Other items (ii)	(22)	(29)	(305)	(62)	32	(13)	(13)	(24)
Net loss	2,548	446	212	500	722	721	3,038	1,216
Other comprehensive loss (income)(iii)	3	21	(8)	(10)	(47)	2	9	(20)
Comprehensive loss	$2,551	$467	$204	$490	$675	$723	$3,047	$1,196

Basic and diluted loss per share	$0.02	$0.00	$0.00	$0.00	$0.01	$0.01	$0.02	$0.01
Weighted average number of common shares outstanding (millions)	138.8	138.7	138.7	138.6	138.6	138.6	138.6	138.6

(i)	Includes refunds receivable under the British Columbia Mineral Exploration Tax Credit program.
(ii)

Includes interest income, interest expense, gain on termination of joint venture, gain on disposal of available-for- sale financial assets, foreign exchange loss (gain), impairment of available-for-sale financial assets, and mineral property interests written off.

(iii)

Includes revaluation of available-for-sale financial assets, change in fair value of available-for-sale financial assets transferred to profit or loss upon disposition, and impairment of available-for-sale financial assets transferred to profit or loss.

Exploration and evaluation (“E&E”) expenses remained low over the last several quarters as part of the Company’s cash conservation efforts, with the exception of the March 2013 and September 2014 quarters. The March 2013 quarter includes $2.26 million spent to acquire interests in the Galaxie and ZNT projects. During the September 2014 quarter, the Company was focused mainly on the IKE project’s drilling program.

Administration expenses generally coincide with the level of E&E activity. However, certain administrative costs are incurred regardless of the level of E&E activity and therefore, the fluctuations in these costs will not always be equivalent to those for E&E expenses.

Expenses for share-based payments typically fluctuate based on the timing of share purchase option grants and the vesting periods associated with these grants.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

1.5        RESULTS OF OPERATIONS

Results for the Six Months Ended September 30, 2014 vs. 2013

The Company recorded a net loss of $2,994,000 during the September 2014 year-to-date (“YTD”) period compared to a net loss of $1,444,000 during the September 2013 YTD period. The increase in net loss was mainly due to an increase in exploration and evaluation expenses during the September 2014 YTD period.

	Six months ended
		September 30,

	2014	2013
	($ 000’s )	($ 000’s	)	Discussion

Exploration and evaluation	$2,359	$674		Exploration activity during the September 2014 YTD period was focused primarily on the IKE project, a large portion of which related to the drilling program.

During the September 2013 YTD period, the Company directed its exploration activities primarily towards the Silver Vista, Galaxie, ZNT, and Newton projects as well as towards identifying potential new properties.

Administration	686	648		During the September 2014 YTD period, there was an increase in administration expenses corresponding to the increase in exploration activity for the IKE project.

Share-based payments	–	103		The variation in share-based payments expense was due to the timing of option grants.

Interest income	(28)	(35)		The decrease during the September 2014 YTD period was due to lower average cash balances on hand compared to the prior year.

Gain on disposal of AFS financial assets	(23)	–		During the 2014 YTD period, the Company disposed of certain marketable securities.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the six months ended September 30, 2014 and 2013:

	Six months ended September 30, 2014
				General
				exploration
($ 000’s)	Galore	Granite	IKE	and other	Total
Assays and analysis	$2	$1	$114	$2	$119
Drilling	–	–	739	–	739
Equipment rental	–	–	27	–	27
Geological	37	12	491	49	589
Geological – METC	–	–	–	(773)	(773)
Graphics	–	–	1	–	1
Helicopter	25	26	824	3	878
Property costs and assessments	25	200	97	–	322
Site activities	–	–	164	4	168
Socioeconomic	1	1	161	1	164
Travel and accommodation	2	1	122	–	125
Total	$92	$241	$2,740	$(714)	$2,359

	Six months ended September 30, 2013
					General
			Silver		exploration
($ 000’s)	Galaxie	Newton	Vista	ZNT	and other	Total
Assays and analysis	$2	$–	$24	$–	$2	$28
Drilling	–	–	–	–	–	–
Equipment rental	–	3	4	–	–	7
Geological	12	33	71	4	121	241
Geological – METC	–	–	–	–	(49)	(49)
Graphics	2	–	–	1	–	3
Helicopter	–	–	61	–	9	70
Property costs and assessments	146	–	–	79	–	225
Site activities	–	20	64	–	1	85
Socioeconomic	–	16	5	11	12	44
Travel and accommodation	–	7	12	–	1	20
Total	$162	$79	$241	$95	$97	$674

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Administration Expenses

The following table provides a breakdown of administration expenses incurred during the six months ended September 30, 2014 and 2013:

	Six months ended September 30,
($ 000’s)	2014	2013
Legal, accounting and audit	$18	$14
Office and administration	620	524
Shareholder communication	19	78
Travel and accommodation	8	11
Trust and filing	21	21
Total	$686	$648

Results for the Three Months Ended September 30, 2014 vs. 2013

The Company recorded a net loss of $2,548,000 during the current quarter compared to a net loss of $722,000 during last year’s quarter. The increase in net loss was mainly due to an increase in exploration and evaluation expenses during the current quarter.

	Three months ended
		September 30,

	2014	2013
	($ 000’s )	($ 000’s	)	Discussion

Exploration and evaluation	$2,172	$330		Exploration activity during the current quarter was focused primarily on the IKE project’s drilling program.

				During last year’s quarter, the Company directed its exploration activities primarily towards the Galaxie, ZNT, and Silver Vista projects.

Administration	398	311		During the current quarter, there was an increase in administration expenses corresponding to the increase in exploration activity for the IKE project.

Share-based payments	–	49		The variation in share-based payments expense was due to the timing of option grants.

Interest income	(13)	(17)		The decrease during the current quarter was due to a lower average cash balance on hand compared to last year’s quarter.

Gain on disposal of AFS financial assets	(10)	–		During the current quarter, the Company disposed of certain marketable securities.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Exploration and Evaluation Expenses

The following tables provide a breakdown of exploration costs incurred during the three months ended September 30, 2014 and 2013:

	Three months ended September 30, 2014
				General
				exploration and
($ 000’s)	Galore	Granite	IKE	other	Total
Assays and analysis	$2	$1	$100	$–	$103
Drilling	–	–	739	–	739
Equipment rental	–	–	27	–	27
Geological	37	12	423	10	482
Geological – METC	–	–	–	(749)	(749)
Graphics	–	–	1	–	1
Helicopter	25	26	824	3	878
Property costs and assessments	25	200	40	–	265
Site activities	–	–	164	–	164
Socioeconomic	1	1	137	–	139
Travel and accommodation	2	1	120	–	123
Total	$92	$241	$2,575	$(736)	$2,172

	Three months ended September 30, 2013
					General
			Silver		exploration
($ 000’s)	Galaxie	Newton	Vista	ZNT	and other	Total
Assays and analysis	$2	$–	$23	$–	$–	$25
Drilling	–	–	–	–	–	–
Equipment rental	–	–	1	–	–	1
Geological	–	13	32	–	31	76
Geological – METC	–	–	–	–	(152)	(152)
Graphics	–	–	–	–	–	–
Helicopter	–	–	61	–	9	70
Property costs and assessments	146	–	–	79	–	225
Site activities	–	1	45	–	1	47
Socioeconomic	–	2	2	10	8	22
Travel and accommodation	–	4	11	–	1	16
Total	$148	$20	$175	$89	$(102)	$330

Administration Expenses

The following table provides a breakdown of administration expenses incurred during the three months ended September 30, 2014 and 2013:

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

	Three months ended September 30,
($ 000’s)	2014	2013
Legal, accounting and audit	$17	$11
Office and administration	344	247
Shareholder communication	14	34
Travel and accommodation	3	5
Trust and filing	20	14
Total	$398	$311

1.6        LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at September 30, 2014, the Company had working capital of $1.1 million compared to working capital of $4.8 million as at March 31, 2014. The decrease in working capital since March 31, 2014 was mainly due to the continued funding of the Company's exploration programs for its various properties as well as ongoing operating expenses. The Company will need to raise finances within the next twelve months to continue its operating objectives.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company will continue to advance its exploration projects by finding the appropriate balance between advancing the projects and preserving its cash.

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

A summary of the Company's cash flows is as follows:

	Six months ended September 30,
($ 000’s)	2014	2013
Net cash used in operating activities	$(2,893)	$(1,267)
Net cash provided by investing activities	53	35
Net cash used in financing activities	–	(36)
Net decrease in cash and cash equivalents	$(2,840)	$(1,268)

Operating activities:

Cash used in operating activities was attributable primarily to the Company's ongoing exploration and administrative a3ctivities during the September 2014 year-to-date (“YTD”) period and the September 2013 YTD period.

Investing activities:

The Company received proceeds from the disposition of certain marketable securities during the September 2014 YTD period as well as interest on funds held with financial institutions. During the September 2013 YTD period, the Company also received interest but did not dispose of any marketable securities.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Financing activities:	During the September 2013 YTD period, the Galaxie Joint Venture made interest payments on its debenture, of which the Company recognized its then-40% share.

1.7        CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9        TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the accompanying Interim Financial Statements as at and for the three and six months ended September 30, 2014, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Description of the Relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The following directors or officers of the Company also have a role within HDSI:

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	Executive Vice President	Employee

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Individual	Role within the Company	Role within HDSI
Ronald Thiessen	Director, President, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Business Purpose of the Related Party Transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients. The Company is also able to eliminate many of its fixed costs, including rent, technology, and other infrastructure which would otherwise be incurred for maintaining its corporate offices.

Measurement Basis Used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party costs are billed at cost, without markup.

Ongoing Contractual or Other Commitments Resulting from the Related Party Relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

Transactions with HDSI during the Period

This disclosure is provided in note 10(b) of the accompanying financial statements.

Amounts Due to or from HDSI at the End of the Reporting Period

This disclosure is provided in note 10(b) of the accompanying financial statements.

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the accompanying Interim Financial Statements as at and for the three and six months ended September 30, 2014, which are publicly available on SEDAR at www.sedar.com.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, and balances due to related parties approximate their fair values due to their short-term nature.

1.15      OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.15.2   DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number of common shares outstanding	138,824,061

Number of share purchase options outstanding	3,051,300

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

1.15.3   INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.4   DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.5   LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital at September 30, 2014.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2014

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.